October 14, 2014

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

RE: Zippy Bags, Inc – Your letter dated September 19, 2014.

Dear Mrs. Thompson

We are in receipt of your later dated September 19, 2014. For the ease of reading we have included your questions above and our response below your questions. We appreciate your assistance with this matter and we remain ready willing and able to help you with any questions or concerns that you may have.

1.       Please amend your filing to include Management's Report on Internal Control over Financial Reporting as required by Item 308(a) of Regulation S-K.

RESPONSE:

As per the comments below, new management of the Company assumed control in June 2014 prior to that previous management consisted of only one individual.  Since such time, the Company's new management team has implemented its own more robust policy of internal control.  At the end of the year ended March 31, 2015, the new management will perform the appropriate tests and include Management's Report on Internal Control over Financial Reporting.

2.	We note your disclosures here, in Note 1, and in your Forms 8-K and SC 14F1 filed on June 23, 2014 that, on June 17, 2014, your former sole officer and director sold 4,365,000 shares previously held by her, representing a 44.5% interest in your common stock, to Taipan Pearl Sdn Bhd ("Taipan") and Mr. Wen Wu and that you simultaneously issued 10,195,294 shares of your common stock to Taipan, Mr. Wu, and two other individuals. You disclose that Taipan paid approximately $400,000 and contributed its efforts in establishing a casino junket business, Top Point, Ltd ("Top Point"), for the controlling interest in the registrant. You disclose that there was a change in control of the company as a result of these transactions with Taipan gaining control of 55.24% of your common shares and Mr. Wu gaining control 14.26% of your common shares. We also note that you simultaneously acquired 100% of the capital stock of Wonderful Gate Strategy Company Ltd. ("Wonderful Gate") from Carmen Lum, your current Chief Financial Officer, for cash consideration of $7,693. It also appears that the prior period financial statements included in your Form 10-Q for the quarterly period ended June 30, 2014 solely represent the operations of Zippy Bags, Inc. To help us understand the nature of these transactions and your accounting treatment, please provide the following information:

•	Please explain to us in detail why you did not account for these transactions as a reverse acquisition or reverse recapitalization. In your response, please tell us whether Top Point or Taipan was an operating company and explain the nature of the operations and activities of each of these entities at the time of these transactions. Please also tell us whether Wonderful Gate was an operating company and explain the nature of its operations and activities at the time of these transactions. Please tell us how and why you determined which entity should be treated as the accounting acquirer in these transactions and provide us with your analysis as to how you arrived at your conclusions.

RESPONSE:

The Shares were sold to individuals and not to the Companies.  The acquired companies did not and still do not have any ownership of the public company like you would see in a reverse merger.  Moreover, Top Point and Wonderful Gate are non-operating companies with no operations before the acquisition. The shares were issued to the individuals and then after the change in control the individuals consummated the transaction that included the acquisition of the companies. The companies had no assets, no liabilities, and no revenue. The entities all had an inception date at the time of the acquisition of less than six months.

•	Since the registrant, Zippy Bags, did not generate any revenues from operations for its last two fiscal years, had only nominal operations and had no or nominal assets, it appears Zippy Bags may be considered a shell company at the date of these transactions as defined in Rule 12b-2 of the Exchange Act. Accordingly, the business now conducted by the registrant after these transactions may be considered to be the registrant's predecessor as defined in Regulation C, Rule 405, in which case the financial information of these entities, as the registrant's predecessor, would be required to be presented for all periods prior to these transactions. Please tell us your consideration of this guidance.

RESPONSE:

Top Point and Wonderful Gate were non-operating companies that were founded in the last several months, they had no significant activities prior to their acquisition.

•	If you determine that these transactions constituted either a reverse acquisition or reverse recapitalization, and/or that Top Point or Taipan or some other entity involved in the transaction is the registrant's predecessor, you should file a Form 8-K which includes Items 2.01, 5.01, 5.06 and 9.01 and provides all of the disclosures required by Form 10 for the accounting acquirer or predecessor for the periods required.

RESPONSE:

We have retained the Company's previous independent accountants; accordingly, there has been no change in accountants to disclose.

3.	Please note that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse merger always results in a change of independent accountant. A Form 8-K filed in connection with a reverse merger should provide the disclosures required by Item 304 of Regulation S-K and Item 4.01 of Form 8-K for the change in independent accountant, treating the accountant that will no longer be associated with the registrant's financial statements as the predecessor accountant. Please apply this guidance as applicable.

RESPONSE:

See above responses in #2

4.	You disclose that you have treated the combination of Zippy Bags, Top Point, and Wonderful Gate as the acquisition of entities under common control due to the fact that each company was and continues to be held by you and your affiliates before and after the transactions.

•	You disclose that Top Point and Wonderful Gate were both owned by related parties and were commonly controlled by you before and after these transactions. Since it appears from your disclosures that Top Point was owned by Taipan and Mr. Wu and that Wonderful Gate was 100% owned by Ms. Lum prior to these transactions, it is unclear to us how these entities were commonly controlled prior to these transactions. Please provide us with details regarding the ownership of these entities before and after these transactions that support your assertion that they were commonly controlled entities.

RESPONSE:

Taipan owns Zippy Bag (Public Company), Wonderful Gate and Top Point, moreover, all three companies were non-operating.  Taipan was on both sides of the transaction as the controlling party in Zippy Bags and also in Wonderful Gate and Top Point. As a result the entities were all under common control and not at arm's length.

•	If you determine that Top Point and Wonderful Gate were not under common control before and after these transactions, please tell us what consideration you gave to accounting for the acquisition of Wonderful Gate in accordance with the purchase accounting guidance of ASC 805.

RESPONSE:

Both Wonderful Gate and Top Point were under common control. That being said Wonderful Gate and Top point were both start up entities with no assets and no operations similar to a blank check entity. These entities would not be considered businesses under ASC 805.

We ("the Company") acknowledge that: (i) we are responsible for the adequacy and accuracy of disclosures in our filings; (ii) Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we will not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under federal securities law in the United States.  If you have any comments or questions, please contact our counsel, Arthur S. Marcus at (212) 930-9700.

Sincerely,
___/s/ Eng Wah Kung________
Eng Wah Kung, CEO